Exhibit 99.1

Rogers Communications Declares 50 Cents per Share Quarterly Dividend

October 3, 2022 payment date following September 9, 2022 record date

TORONTO, July 27, 2022 — Rogers Communications Inc. (“Rogers”) announced that a quarterly dividend totaling 50 cents per share has been declared on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The declared quarterly dividend will be paid on October 3, 2022 to shareholders of record on September 9, 2022. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About Rogers:

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Investor Relations, 1-(844)-801-4792, investor.relations@rci.rogers.com